Exhibit 99.1

Annex A

Directors and Executive Officers of J.P. Morgan Investment Management Inc.

The business address of each of the directors and executive officers of J.P. Morgan Investment Management Inc. is c/o J.P. Morgan Investment Management Inc., 277 Park Avenue, New York, NY, 10172, except for as follows: Peter Bonanno and Benjamin Hesse are located at 383 Madison Avenue, New York, NY, 10179; and Katherine Manghillis is located at 1111 Polaris Parkway, Columbus, OH 43240. Each person listed below is a citizen of the United States, except Paul Quinsee is a citizen of the United Kingdom and Anton Pil is a citizen of Belgium.

Name	Present Principal Occupation
George Gatch	Director, Chairman
Paul Quinsee	Director, Head of Global Equities
Andrew Powell	Director, AM CAO, Head of Global Client Service
John Donohue	Director, President, CEO, Head of Global Liquidity
Robert Michele	Director, Head of Global Fixed Income, Currency and Commodities
Anton Pil	Director, Head of Global Alternative Solutions
Jedediah Laskowitz	Global Head of Private Markets and Customized Solutions
John Oliva	Chief Compliance Officer
Andrea Lisher	Director, Head of Americas, Client
Peter Bonanno	General Counsel, Asset Management
Katherine Manghillis	Secretary
Benjamin Hesse	Director, Chief Financial Officer, Treasurer

To the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class I Common Shares, other than Anton Pil who owns 78,655.928 Class I Common Shares, Andrew Powell who owns 14,405.901 Class I Common Shares and Andrea Lisher who owns 18,471.996 Class I Common Shares.